wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

RECEIVED
2008 OCT 20 P 2:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-34753

16 October 2008

08005465

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

SUPPL

PROCESSED
OCT 22 2008
THOMSON REUTERS

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;
2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and
3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 16 September 2008 and 15 October 2008 (inclusive)

- Notifications of Transactions in Own Shares (Share Repurchase Programme)
- Notifications of major interests in shares
- Notification regarding Analyst & Investor Seminar
- Notification of share awards to persons discharging managerial responsibility
- Notification of trust shares
- Notification in relation to voting rights and capital
- Trading Update

2. Documents filed with Registrar of Companies for Scotland

- Forms 169 – Returns by a company purchasing its own shares
- Form 288a – Appointment of Director (Joseph Michael Hickey)

3. Documents submitted to the Financial Services Authority

None during this period

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	16:55 15-Oct-08
Number	9504F16

RNS Number : 9504F
Wolfson Microelectronics PLC
15 October 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 15 October 2008 it purchased for cancellation from JPMorgan Cazenove Limited 30,000 ordinary shares at an average price of 65.8867 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 115,910,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

END

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	17:30 14-Oct-08
Number	8475F17

RNS Number : 8475F
Wolfson Microelectronics PLC
14 October 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 14 October 2008 it purchased for cancellation from JPMorgan Cazenove Limited 20,000 ordinary shares at an average price of 65.4425 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 115,945,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	16:52 13-Oct-08
Number	7466F16

RNS Number : 7466F
Wolfson Microelectronics PLC
13 October 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 13 October 2008 it purchased for cancellation from JPMorgan Cazenove Limited 25,000 ordinary shares at an average price of 66.2748 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 115,970,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

END

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Notification of Interests
Released	16:01 13-Oct-08
Number	7331F16

RNS Number : 7331F
Wolfson Microelectronics PLC
13 October 2008

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics plc
2. Reason for the notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): ______________	No
3. Full name of person(s) subject to notification obligation:	Wellington Management Company, LLP
4. Full name of shareholder(s) (if different from 3):	BBH ISL Nominees Ltd. Goldman Sachs International JP Morgan Chase Nominees Limited Mellon Nominees (UK) Ltd. National Nominees Limited Nortrust Nominees Limited ROY Nominees Limited

	State Street Nominees Limited Vidacos Nominees Limited
5. Date of transaction (and date on which the threshold is crossed or reached if different):	10 October 2008
6. Date on which issuer notified:	13 October 2008
7. Threshold(s) that is/are crossed or reached:	10%

8. Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB0033563130 Ordinary Shares	12,795,056	12,795,056	11,289,533		11,289,533		9.73%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument is exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
11,289,533	9.73%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BH ISL Nominees Ltd. - 195,711 shares

Goldman Sachs International - 3,965,959 shares

JP Morgan Chase Nominees Limited - 1,120,298 shares

Mellon Nominees (UK) Ltd. - 1,957,104 shares

National Nominees Limited - 90,737 shares

Nortrust Nominees Limited - 103,675 shares

ROY Nominees Limited - 336,078 shares State Street Nominees Limited - 3,254,927 shares Vidacos Nominees Limited - 265,044 shares

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Robert J. Toner
15. Contact telephone number:	(617) 790-7084

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	16:40 10-Oct-08
Number	6252F16

RNS Number : 6252F
Wolfson Microelectronics PLC
10 October 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 10 October 2008 it purchased for cancellation from JPMorgan Cazenove Limited 35,000 ordinary shares at an average price of 66.1786 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 116,005,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

END

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	17:11 09-Oct-08
Number	5280F17

RNS Number : 5280F
Wolfson Microelectronics PLC
09 October 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 9 October 2008 it purchased for cancellation from JPMorgan Cazenove Limited 25,000 ordinary shares at an average price of 71.6 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 116,030,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

END

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RECEIVED
2008 OCT 20 P 2:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Notification of Interest
Released	17:24 08-Oct-08
Number	4330F17

RNS Number : 4330F
Wolfson Microelectronics PLC
08 October 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No
3. Full name of person(s) subject to notification obligation:	David John Carey
4. Full name of shareholder(s) (if different from 3):	Vidacos Nominees Limited
5. Date of transaction (and date on which the	7 and 8 October

threshold is crossed or reached if different):	2008
6. Date on which issuer notified:	8 October 2008
7. Threshold(s) that is/are crossed or reached:	4%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary Shares 4.26% GB0033563130	4,653,422	4,653,422	4,953,422	4,953,422			

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
4,953,422	4.26%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Sam Porter
15. Contact telephone name:	020 7508 1562

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	16:57 08-Oct-08
Number	4265F16

RNS Number : 4265F
Wolfson Microelectronics PLC
08 October 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 8 October 2008 it purchased for cancellation from JPMorgan Cazenove Limited 35,000 ordinary shares at an average price of 75.9286 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 116,030,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

END

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	16:32 07-Oct-08
Number	3043F16

RNS Number : 3043F
Wolfson Microelectronics PLC
07 October 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 7 October 2008 it purchased for cancellation from JPMorgan Cazenove Limited 25,000 ordinary shares at an average price of 77.2 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 116,080,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	16:43 03-Oct-08
Number	0993F16

RNS Number : 0993F
Wolfson Microelectronics PLC
03 October 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 3 October 2008 it purchased for cancellation from JPMorgan Cazenove Limited 50,000 ordinary shares at an average price of 86.1061 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 116,150,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

END

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	17:02 02-Oct-08
Number	9921E17

RNS Number : 9921E
Wolfson Microelectronics PLC
02 October 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 2 October 2008 it purchased for cancellation from JPMorgan Cazenove Limited 50,000 ordinary shares at an average price of 85.8 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 116,180,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

END

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Trading Update
Released	07:00 02-Oct-08
Number	8940E07

RNS Number : 8940E
Wolfson Microelectronics PLC
02 October 2008

2 October 2008

Wolfson Microelectronics plc

Trading Update

Wolfson Microelectronics plc (LSE:WLF) ("Wolfson") is today providing an update on trading and its outlook for Q4 2008.

For the third quarter, revenue is expected to be in line with the guidance of $56-62m provided at the time of the half-year results. Gross margin is currently anticipated to be in the range of 50 to 51%. Management expects to report adjusted diluted earnings per share, excluding the exceptional charge associated with the cost review previously announced, in line with current market expectations.

However, in recent days, Wolfson has experienced a material reduction in order intake and a higher level of rescheduling of orders across a broad range of applications and customers, as they respond to the continued deterioration in consumer confidence. Therefore, based on the information currently available, Wolfson expects Q4 2008 revenue, to be in the range $45m to $50m. This reduction from earlier expectations is the result of the general economic environment and not reflective of any material design loss.

Wolfson will report its Q3 2008 results on 27 October 2008.

Enquiries:

Wolfson Microelectronics
Dave Shrigley, Chief Executive 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	17:03 01-Oct-08
Number	8773E17

RNS Number : 8773E
Wolfson Microelectronics PLC
01 October 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 1 October 2008 it purchased for cancellation from JPMorgan Cazenove Limited 20,000 ordinary shares at an average price of 110.2 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 116,220,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	16:57 30-Sep-08
Number	7529E16

RNS Number : 7529E
Wolfson Microelectronics PLC
30 September 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 30 September 2008 it purchased for cancellation from JPMorgan Cazenove Limited 30,000 ordinary shares at an average price of 103.44 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 116,220,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Voting rights and capital
Released	12:51 30-Sep-08
Number	6881E12

RNS Number : 6881E
Wolfson Microelectronics PLC
30 September 2008

Edinburgh, 30 September 2008

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 116,220,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 116,220,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	17:03 29-Sep-08
Number	6093E17

RNS Number : 6093E
Wolfson Microelectronics PLC
29 September 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 29 September 2008 it purchased for cancellation from JPMorgan Cazenove Limited 40,000 ordinary shares at an average price of 103.8313 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 116,320,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics
Dave Shrigley, CEO 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	16:31 26-Sep-08
Number	4129E16

RNS Number : 4129E
Wolfson Microelectronics PLC
26 September 2008

Wolfson Microelectronics plc
Wolfson Microelectronics plc - Transactions in Own Shares

Wolfson Microelectronics plc (the "Company") announces that it has commenced a non-discretionary programme to purchase ordinary shares for cancellation during its close period which commences on 28 September 2008 and is scheduled to end on 27 October 2008.

The buy back programme will be managed by an independent third party, which makes its trading decisions independently of, and uninfluenced by, the Company.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 5 per cent above the average market value for the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to such purchase.

The Company confirms that it currently has no unpublished price sensitive information.

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000

Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Notification of trust shares
Released	16:17 26-Sep-08
Number	4725E16

RNS Number : 4725E
Wolfson Microelectronics PLC
26 September 2008

Edinburgh, 26 September 2008

Wolfson Microelectronics plc ("the Company")

Notification of trust shares

Notification in relation to transfer of shares by the trustees of the Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 26 September 2008 by the No. 1 Trust that, on 26 September 2008, the No. 1 Trust transferred 71,729 ordinary shares of 0.1 pence each in the Company for no consideration to J. Michael Hickey. These shares were transferred in accordance with the agreement between the Company and J. Michael Hickey in relation to the share award on 25 September 2008 totalling 71,729 shares.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of the No. 1 Trust:

Mark Cubitt
J. Michael Hickey

David Allen Shrigley

Each of these directors is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 4,752,014 shares. This figure includes 24,230 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Enquiries:-

Jill Goldsmith
Company Secretary 0131 272 7000

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Notification of grant of share awards to PDMR
Released	09:45 26-Sep-08
Number	3963E09

RNS Number : 3963E
Wolfson Microelectronics PLC
26 September 2008

Edinburgh, 26 September 2008

Wolfson Microelectronics plc ("the Company")

Notification of grant of share awards to person discharging managerial responsibility

On 25 September 2008, the Company made a deferred share award of 421,940 ordinary shares of 0.1 pence each in the Company to J. Michael Hickey who was appointed, on 8 September 2008, as CEO Designate and a director of the Company. No payment was made in respect of the grant of the award.

The award will normally vest provided Mr Hickey remains in the Company's employment on 8 September 2011. For this reason, the award will not be aggregated with any shareholding of Mr Hickey in the Company unless and until the award vests. It is intended to satisfy this deferred share award, if and when the award vests, from shares already held by The Wolfson Microelectronics No. 1 Employees Share Trust.

In addition, on 25 September 2008, the Company granted an award to Mr Hickey of 71,729 ordinary shares of 0.1 pence each in the Company. No payment was made in respect of the grant. This award vests on 26 September 2008. The total number of ordinary shares of 0.1 pence each in the

Company which Mr Hickey holds following the vesting of that award on 26 September 2008 is 71,729 shares.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Enquiries

Jill Goldsmith 0131 272 7000
Company Secretary

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	17:01 25-Sep-08
Number	3607E17

RNS Number : 3607E
Wolfson Microelectronics PLC
25 September 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 25 September 2008 it purchased for cancellation from JPMorgan Cazenove Limited 100,000 ordinary shares at an average price of 117.7813 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 116,420,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Notification of Interests
Released	16:00 25-Sep-08
Number	3497E16

RNS Number : 3497E
Wolfson Microelectronics PLC
25 September 2008

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics plc
2. Reason for the notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): ______________	No
3. Full name of person(s) subject to notification obligation:	Wellington Management Company, LLP
4. Full name of shareholder(s) (if different from 3):	BBH ISL Nominees Ltd. Goldman Sachs International JP Morgan Chase Nominees Limited Mellon Nominees (UK) Ltd. Nortrust Nominees Limited ROY Nominees Limited State Street Nominees Limited Vidacos Nominees Limited
5. Date of transaction (and date on which the threshold is crossed or reached if different):	24 September 2008
6. Date on which issuer notified:	25 September 2008
7. Threshold(s) that is/are crossed or reached:	11%

8. Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB00335631300 Ordinary Shares	12,948,585	12,948,585	12,795,056		12,795,056		10.99%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument is exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
12,795,056	10.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BBH ISL Nominees Ltd. - 206,654 shares

Goldman Sachs International - 4,188,041 shares

JP Morgan Chase Nominees Limited - 1,132,164 shares

Mellon Nominees (UK) Ltd. - 2,054,348 shares

Nortrust Nominees Limited - 302,667 shares

ROY Nominees Limited - 336,078 shares

State Street Nominees Limited - 4,323,428 shares

Vidacos Nominees Limited - 251,676 shares

Proxy Voting:

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Robert J. Toner
15. Contact telephone number:	(617) 790-7084

END

Regulatory Announcement

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	16:54 24-Sep-08
Number	2448E16

RNS Number : 2448E
Wolfson Microelectronics PLC
24 September 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 24 September 2008 it purchased for cancellation from JPMorgan Cazenove Limited 100,000 ordinary shares at an average price of 117.535 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 116,420,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

END

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The company news service from the London Stock Exchange

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Notification of Interests
Released	16:50 24-Sep-08
Number	2442E16

RNS Number : 2442E
Wolfson Microelectronics PLC
24 September 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):____________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	23 September 2008
6. Date on which issuer notified:	24 September 2008

7. Threshold(s) that is/are crossed or reached:	From 5% -6% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
ORD GBP 0.10	6,404,444	6,404,444	7,044,985	7,044,985		6.02	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
7,044,985	6.02

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (7,947,712 - 6.80% = Total Position)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (7,947,712 -6.80% = Total Position)	
Legal & General Investment Management Limited	

(Indirect) (LGIM) (7,947,712 -6.80% = Total Position)	
Legal & General Group Plc (Direct) (L&G) (7,044,985 - 6.02 % = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (4,768,873 - 4.08 % = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (4,768,873 - 4.08 % = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 116,870,980
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Analyst & Investor Day
Released	07:00 19-Sep-08
Number	8134D07

RNS Number : 8134D
Wolfson Microelectronics PLC
19 September 2008

19 September 2008

Wolfson Microelectronics plc

Seminar for investors and analysts

Wolfson Microelectronics plc ('Wolfson' or 'the Company'), a leading supplier of mixed-signal semiconductors for consumer electronic products, is today hosting a seminar in London for investors and analysts.

The briefing will provide investors and analysts with an opportunity to enhance their understanding of Wolfson's business and the Wolfson AudioPlus™ strategy, through a series of presentations given by the senior management of the Company.

No material price-sensitive information will be disclosed and no information relating to current trading will be provided during the seminar.

Copies of the presentations will be available later today on the website, www.wolfsonmicro.com.

Wolfson expects to announce its results for the quarter ending 28 September 2008 on 27 October 2008.

Enquiries:

Wolfson Microelectronics	
Dave Shrigley Mark Cubitt	0131 272 7000
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

END

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	17:17 18-Sep-08
Number	8047D17

RNS Number : 8047D
Wolfson Microelectronics PLC
18 September 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 18 September 2008 it purchased for cancellation from JPMorgan Cazenove Limited 125,000 ordinary shares at an average price of 123.16 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 116,870,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

END

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The company news service from the London Stock Exchange

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	16:54 17-Sep-08
Number	6939D16

RNS Number : 6939D
Wolfson Microelectronics PLC
17 September 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 17 September 2008 it purchased for cancellation from JPMorgan Cazenove Limited 125,000 ordinary shares at an average price of 121.972 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 117,020,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

END

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The company news service from the London Stock Exchange

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	17:02 16-Sep-08
Number	5884D17

RNS Number : 5884D
Wolfson Microelectronics PLC
16 September 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 16 September 2008 it purchased for cancellation from JPMorgan Cazenove Limited 200,000 ordinary shares at an average price of 122.0863 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 117,220,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics Dave Shrigley, CEO Mark Cubitt, Finance Director	0131 272 7000
Corfin Communications Harry Chathli, Neil Thapar	020 7977 0020

END

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The company news service from the London Stock Exchange

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Notification of Interest
Released	08:53 16-Sep-08
Number	5178D08

RNS Number : 5178D
Wolfson Microelectronics PLC
16 September 2008

TR-1: Notification of Major Interests in Shares	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics plc
2. Reason for the notification (yes/no)	
An acquisition or disposal of voting rights	No
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	Yes
Other (please specify): _______________	No
3. Full name of person(s) subject to notification obligation:	Wellington Management Company, LLP
4. Full name of shareholder(s) (if different from 3):	BBH ISL Nominees Ltd. Goldman Sachs International JP Morgan Chase Nominees Limited Mellon Nominees (UK) Ltd. Nortrust Nominees Limited ROY Nominees Limited

	State Street Nominees Limited Vidacos Nominees Limited
5. Date of transaction (and date on which the threshold is crossed or reached if different):	12 September 2008
6. Date on which issuer notified:	15 September 2008
7. Threshold(s) that is/are crossed or reached:	11%

8. Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB0033563130 Ordinary Shares	12,947,385	12,947,385	12,948,585		12,948,585		11.02%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument is exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
12,948,585	11.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BBH ISL Nominees Ltd. - 222,423 shares

Goldman Sachs International - 4,288,547 shares

JP Morgan Chase Nominees Limited - 1,132,164 shares

Mellon Nominees (UK) Ltd. - 2,054,348 shares

Nortrust Nominees Limited - 302,667 shares

ROY Nominees Limited - 336,078 shares

State Street Nominees Limited - 4,360,682 shares

Vidacos Nominees Limited - 251,676 shares

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Robert J. Toner
15. Contact telephone number:	(617) 790-7084

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Wellington Management Company, LLP
Contact address (including legal form for legal entities)	75 State Street, Boston, MA 02109 USA
Phone number & email	(617) 790-7084 rtoner@wellington.com
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	Robert J. Toner
Contact address	75 State Street, Boston, MA 02109 USA
Phone number & email	(617) 790-7084 rtoner@wellington.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	17:00 15-Sep-08
Number	4823D17

RNS Number : 4823D
Wolfson Microelectronics PLC
15 September 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 15 September 2008 it purchased for cancellation from JPMorgan Cazenove Limited 150,000 ordinary shares at an average price of 123.2333 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 117,420,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

END

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Companies House

325 SI93 12

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals
CHFP000

Please do not write in the space below. For HM Revenue & Customs only, where the amount or value of the consideration exceeds £1,000.

Company number SC089839

Company name in full WOLFSON MICROELECTRONICS PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	20,000	50,000	
Nominal value of each share	0·1 PENCE	0·1 PENCE	
Date(s) on which shares were delivered to the company	6 OCTOBER 2008	7 OCTOBER 2008	
Maximum prices paid for each share †	110·20 PENCE	85·80 PENCE	
Minimum prices paid for each share †	110·20 PENCE	85·80 PENCE	

The aggregate amount paid by the company for the shares to which this return relates was	£ 64,940·00
If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 325

RECEIVED 2008 OCT 20 P 2: 01

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature Jill L Goldsmith **Date** 7 OCTOBER 2008

* Please delete as appropriate

*(director / secretary / ~~administrator / administrative receiver / receiver (Scotland)~~)

Contact details:
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC
WESTFIELD HOUSE, 26 WESTFIELD ROAD
EDINBURGH, EH11 2QB Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

04/08

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

   HMRC Stamp Office
   9th Floor
   City Centre House
   30 Union Street
   Birmingham
   B2 4AR

   Tel: 0845 6030135

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies House
   Companies House
   Crown Way
   Cardiff
   CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh
   EH1 2ED

   DX: ED235 Edinburgh 1

   or LP – 4 Edinburgh 2 (legal post)

Companies House
for the record

S180/4

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals
CHFP000

Please do not write in the space below. For HM Revenue & Customs only, where the amount or value of the consideration exceeds £1,000

Company number SC089839

Company name in full WOLFSON MICROELECTRONICS PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	100,000	100,000	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Date(s) on which shares were delivered to the company	29 SEPTEMBER 2008	30 SEPTEMBER 2008	
Maximum prices paid for each share †	117.535 PENCE	117.7813 PENCE	
Minimum prices paid for each share †	117.535 PENCE	117.7813 PENCE	

The aggregate amount paid by the company for the shares to which this return relates was £ 235,316.30

If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 1,180

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature [signature] **Date** 1 OCTOBER 2008

* Please delete as appropriate

*(~~director~~ / secretary / ~~administrator / administrative receiver / receiver (Scotland)~~)

Contact details:
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC
WESTFIELD HOUSE, 26 WESTFIELD ROAD
EDINBURGH EH11 2QB Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

04/08

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies House
Companies House
Crown Way
Cardiff
CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2ED

DX: ED235 Edinburgh 1

or LP – 4 Edinburgh 2 (legal post)

£1535

PP1091

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act

Please complete in typescript, or in bold black capitals

CHFP000

Please do not write in the space below. For HM Revenue & Customs only, where the amount of the consideration exceeds £1,000

Company number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	125,000	125,000	
Nominal value of each share	0·1 PENCE	0·1 PENCE	
Date(s) on which shares were delivered to the company	22 SEPTEMBER 2008	23 SEPTEMBER 2008	
Maximum prices paid for each share †	121·972 PENCE	123·160 PENCE	
Minimum prices paid for each share †	121·972 PENCE	123·160 PENCE	

The aggregate amount paid by the company for the shares to which this return relates was	£306,415·00
If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 1,535·00

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature: Jill L Goldsmith   Date: 23 SEPTEMBER 2008

* Please delete as appropriate

*(~~director~~ / secretary / ~~administrator / administrative receiver / receiver (Scotland)~~)

Contact details:
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC,
WESTFIELD HOUSE, 26 WESTFIELD ROAD,
EDINBURGH, EH11 2QB Tel 0131 272 7000
DX number   DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

04/08

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ. DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

   HMRC Stamp Office
   9th Floor
   City Centre House
   30 Union Street
   Birmingham
   B2 4AR

   Tel: 0845 6030135

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies House
   Companies House
   Crown Way
   Cardiff
   CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh
   EH1 2ED

   DX: ED235 Edinburgh 1

   or LP – 4 Edinburgh 2 (legal post)

Companies House
for the record

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals
CHFP000

Please do not write in the space below For HM Revenue & Customs only where the amount or value of the consideration exceeds £1,000

[Stamps: ONE HUNDRED POUNDS 24 9 08; TWO THOUSAND POUNDS A 24 9 08; ONE THOUSAND POUNDS 24 9 08; TWENTY POUNDS L 24 9 08; TEN POUNDS A 24 9 08 AF]

Company number SC089839

Company name in full WOLFSON MICROELECTRONICS PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	200,000	150,000	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Date(s) on which shares were delivered to the company	17 SEPTEMBER 2008	18 SEPTEMBER 2008	
Maximum prices paid for each share †	125.3103 PENCE	123.2333 PENCE	
Minimum prices paid for each share †	125.3103 PENCE	123.2333 PENCE	

The aggregate amount paid by the company for the shares to which this return relates was	£435,470.55
If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 2,180

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature Jill L. Goldsmith **Date** 18 SEPTEMBER 2008

* Please delete as appropriate

*(~~director~~ / secretary ~~/ administrator / administrative receiver / receiver (Scotland)~~)

Contact details:
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC
WESTFIELD HOUSE, 26 WESTFIELD ROAD,
EDINBURGH, EH11 2QB Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

   HMRC Stamp Office
   9th Floor
   City Centre House
   30 Union Street
   Birmingham
   B2 4AR

   Tel: 0845 6030135

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies House
   Companies House
   Crown Way
   Cardiff
   CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh
   EH1 2ED

   DX: ED235 Edinburgh 1

   or LP – 4 Edinburgh 2 (legal post)

Companies House

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals

CHFP000

Please do not write in the space below. For HM Revenue & Customs only, where the amount or value of the consideration exceeds £1,000.

Company number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY		
Number of shares purchased	200,000		
Nominal value of each share	0·1 PENCE		
Date(s) on which shares were delivered to the company	19 SEPTEMBER 2008		
Maximum prices paid for each share †	122·0863		
Minimum prices paid for each share †	122·0863		

The aggregate amount paid by the company for the shares to which this return relates was	£244,172·60
If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 1,225

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature [signature] **Date** 19 SEPTEMBER 2008

* Please delete as appropriate

*(~~director~~ / secretary ~~/ administrator / administrative receiver / receiver (Scotland)~~)

Contact details:

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC
WESTFIELD HOUSE, 26 WESTFIELD ROAD,
EDINBURGH EH11 2QB Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ. DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies House
Companies House
Crown Way
Cardiff
CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2ED

DX: ED235 Edinburgh 1

or LP – 4 Edinburgh 2 (legal post)

Companies House

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals
CHFP000

P22/8

Please do not write in the space below. For HM Revenue & Customs only where the consideration exceeds £1,000

Company number SC089839

Company name in full WOLFSON MICROELECTRONICS PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	125,000	200,000	
Nominal value of each share	0·1 PENCE	0·1 PENCE	
Date(s) on which shares were delivered to the company	15 SEPTEMBER 2008	16 SEPTEMBER 2008	
Maximum prices paid for each share †	125·682 PENCE	124·850 PENCE	
Minimum prices paid for each share †	125·682 PENCE	124·850 PENCE	

The aggregate amount paid by the company for the shares to which this return relates was	£ 406,802·50
If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 2,035

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature [signature] **Date** 16 SEPTEMBER 2008

* Please delete as appropriate

*(~~director~~ / secretary / ~~administrator / administrative receiver / receiver (Scotland)~~)

Contact details:
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC,
WESTFIELD HOUSE, 26 WESTFIELD ROAD,
EDINBURGH, EH11 2QB Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ. DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

04/08

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

   HMRC Stamp Office
   9th Floor
   City Centre House
   30 Union Street
   Birmingham
   B2 4AR

   Tel: 0845 6030135

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies House
   Companies House
   Crown Way
   Cardiff
   CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh
   EH1 2ED

   DX: ED235 Edinburgh 1

   or LP – 4 Edinburgh 2 (legal post)

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals
CHFP000

P22|9

Please do not write in the space below. For HM Revenue & Customs only where the value or consideration exceeds £1,000.

Company number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	53,500	125,000	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Date(s) on which shares were delivered to the company	11 SEPTEMBER 2008	12 SEPTEMBER 2008	
Maximum prices paid for each share †	123.9687 PENCE	126.2515 PENCE	
Minimum prices paid for each share †	123.9687 PENCE	126.2515 PENCE	

The aggregate amount paid by the company for the shares to which this return relates was	£224,137.63
If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 1,125

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature Jill L. Goldsmith **Date** 12 SEPTEMBER 2008

* Please delete as appropriate

*(~~director~~ / secretary / ~~administrator / administrative receiver / receiver (Scotland)~~)

Contact details:
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC
WESTFIELD HOUSE, 26 WESTFIELD ROAD,
EDINBURGH, EH11 2QB Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

04/08

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

   HMRC Stamp Office
   9th Floor
   City Centre House
   30 Union Street
   Birmingham
   B2 4AR

   Tel: 0845 6030135

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies House
   Companies House
   Crown Way
   Cardiff
   CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh
   EH1 2ED

   DX: ED235 Edinburgh 1

   or LP – 4 Edinburgh 2 (legal post)

Companies House
— for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839

Company Name in full: WOLFSON MICROELECTRONICS PLC

	Day	Month	Year
Date of appointment	08	09	2008
†Date of Birth	22	04	1959

Appointment form

Notes on completion appear on reverse.

Appointment as director: X   as secretary: ☐

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

*Style / Title: MR.   *Honours etc:

Forename(s): JOSEPH MICHAEL

Surname: HICKEY

Previous Forename(s):   Previous Surname(s):

††Usual residential address: LARCHWOOD, CLEASE WAY

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Post town: WINCHESTER   Postcode: SO21 2AL

County / Region: HAMPSHIRE   Country: U.K.

†Nationality: BRITISH   †Business occupation: GENERAL MANAGER

†Other directorships (additional space overleaf): INCLINE GLOBAL TECHNOLOGY SERVICES LIMITED.

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature: [illegible]   **Date**: 9/9/08

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed: [illegible]   **Date**: 12 SEPTEMBER 2008

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Tel

DX number   DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

Company Number SC089839

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

END